K55640

UNITED STATES DEPARTMENT OF JUSTICE
FEDERAL BUREAU OF INVESTIGATION
CRIMINAL JUSTICE INFORMATION SERVICES DIVISION
CLARKSBURG, WV 26306

DCSEC0002   ICN ISIS0001000012990890

TCN

THE FBI IDENTIFIED YOUR TEN-PRINT SUBMISSION WHICH CONTAINED
THE FOLLOWING DESCRIPTORS:

NAME ALLEN,CHRISTOPHER WAYNE
DATE ARRESTED/FINGERPRINTED 2009/07/20

SEX	RACE	BIRTH DATE	HEIGHT	WEIGHT	EYES	HAIR
M	U	██████████	600	200	BLUE	BROWN

STATE ID   BIRTH PLACE
                ██████████

OTHER BIRTH   SOCIAL
DATES   SCARS-MARKS-TATTOOS   SECURITY   MISC NUMBERS

NONE   NONE   ████████████████ NONE

ALIAS NAME(S)
NONE

CND545-7114
B3P 316

7/19/09

END OF COVER SHEET

00008b233 2009

UNITED STATES DEPARTMENT OF JUSTICE
FEDERAL BUREAU OF INVESTIGATION
CRIMINAL JUSTICE INFORMATION SERVICES DIVISION
CLARKSBURG, WV 26306

DCSEC000Z   ICN ISIS0001000012990890

BECAUSE ADDITIONS OR DELETIONS MAY BE MADE AT ANY TIME, A NEW COPY
SHOULD BE REQUESTED WHEN NEEDED FOR SUBSEQUENT USE.

THIS RECORD IS SUBJECT TO THE
FOLLOWING USE AND DISSEMINATION RESTRICTIONS

     UNDER PROVISIONS SET FORTH IN TITLE 28, CODE OF FEDERAL
REGULATIONS (CFR), SECTION 50.12, BOTH GOVERNMENTAL AND NONGOVERNMENTAL
ENTITIES AUTHORIZED TO SUBMIT FINGERPRINTS AND RECEIVE FBI IDENTIFICATION
RECORDS MUST NOTIFY THE INDIVIDUALS FINGERPRINTED THAT THE FINGERPRINTS
WILL BE USED TO CHECK THE CRIMINAL HISTORY RECORDS OF THE FBI.
IDENTIFICATION RECORDS OBTAINED FROM THE FBI MAY BE USED SOLELY FOR
THE PURPOSE REQUESTED AND MAY NOT BE DISSEMINATED OUTSIDE THE RECEIVING
DEPARTMENT, RELATED AGENCY OR OTHER AUTHORIZED ENTITY. IF THE INFORMATION
ON THE RECORD IS USED TO DISQUALIFY AN APPLICANT, THE OFFICIAL MAKING THE
DETERMINATION OF SUITABILITY FOR LICENSING OR EMPLOYMENT SHALL PROVIDE THE
APPLICANT THE OPPORTUNITY TO COMPLETE, OR CHALLENGE THE ACCURACY OF, THE
INFORMATION CONTAINED IN THE FBI IDENTIFICATION RECORD. THE DECIDING
OFFICIAL SHOULD NOT DENY THE LICENSE OR EMPLOYMENT BASED ON THE
INFORMATION IN THE RECORD UNTIL THE APPLICANT HAS BEEN AFFORDED A
REASONABLE TIME TO CORRECT OR COMPLETE THE INFORMATION, OR HAS DECLINED TO
DO SO. AN INDIVIDUAL SHOULD BE PRESUMED NOT GUILTY OF ANY CHARGE/ARREST
FOR WHICH THERE IS NO FINAL DISPOSITION STATED ON THE RECORD OR OTHERWISE
DETERMINED. IF THE APPLICANT WISHES TO CORRECT THE RECORD AS IT APPEARS
IN THE FBI'S CJIS DIVISION RECORDS SYSTEM, THE APPLICANT SHOULD
BE ADVISED THAT THE PROCEDURES TO CHANGE, CORRECT OR UPDATE THE RECORD ARE
SET FORTH IN TITLE 28, CFR, SECTION 16.34.

- FBI IDENTIFICATION RECORD -

WHEN EXPLANATION OF A CHARGE OR DISPOSITION IS NEEDED, COMMUNICATE
DIRECTLY WITH THE AGENCY THAT FURNISHED THE DATA TO THE FBI.

NAME   FBI NO.   DATE REQUESTED
ALLEN,CHRISTOPHER WAYNE   510798NA4   2009/08/14

SEX   RACE   BIRTH DATE   HEIGHT   WEIGHT   EYES   HAIR
M   W   600   180   BLU   BRO

BIRTH PLACE

FINGERPRINT CLASS   PATTERN CLASS   CITIZENSHIP
19 56 10 10 11   RS LS RS RS RS LS RS LS LS LS   UNITED STATES
12 61 09 09 09   WU   AU

END OF PART 1 - PART 2 TO FOLLOW

UNITED STATES DEPARTMENT OF JUSTICE
FEDERAL BUREAU OF INVESTIGATION
CRIMINAL JUSTICE INFORMATION SERVICES DIVISION
CLARKSBURG, WV   26306

DCSEC0002   ICN ISIS0001000012990890
PART 2

- FBI IDENTIFICATION RECORD - FBI NO-510758NA4

1-ARRESTED OR RECEIVED 1991/01/17   SID- TX04110600
     AGENCY-CITY POLICE DEPT SAN MARCOS (TX1050100)
        AGENCY CASE-0488
        CHARGE 1-THEFT/3 UNDER 20000

RECORD UPDATED 2009/08/14

ALL ARREST ENTRIES CONTAINED IN THIS FBI RECORD ARE BASED ON
FINGERPRINT COMPARISONS AND PERTAIN TO THE SAME INDIVIDUAL.

THE USE OF THIS RECORD IS REGULATED BY LAW. IT IS PROVIDED FOR OFFICIAL
USE ONLY AND MAY BE USED ONLY FOR THE PURPOSE REQUESTED.

UNITED STATES DEPARTMENT OF JUSTICE
FEDERAL BUREAU OF INVESTIGATION
CRIMINAL JUSTICE INFORMATION SERVICES DIVISION
CLARKSBURG, WV   26306

DCSEC000Z   ICN ISIS0001000012990890

DCSEC000Z
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